                                                                    Exhibit 99.1

                          SHAMIR OPTICAL INDUSTRY LTD.

                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that a special general meeting of shareholders (the
"MEETING") of Shamir Optical Industry Ltd. (the "COMPANY") will be held on
Wednesday, December 5, 2007, at 3:00 p.m. (Israel time), at the offices of
Gross, Kleinhendler, Hodak, Berkman & Co., One Azrieli Center, 40th floor, Tel
Aviv, Israel.

     The agenda of the Meeting shall be as follows:

     1.   Approval of a grant of 51,460 options to Mr. Uzi Tzur, chairman of the board of directors of the Company.

     Only the shareholders of the Company of record at the close of business on
October 26, 2007 (the "RECORD DATE") will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the
Meeting in person.

     Holders of the Company's ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company, c/o Mr. David Bar-Yosef, Legal
Counsel and Corporate Secretary, Kibbutz Shamir, Upper Galilee 12135, Israel, an
ownership certificate confirming their ownership of the Company's ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

     Shareholders who wish to vote at the Meeting by means of a proxy are obliged to complete, sign, date and return the proxy card no later than two hours before the time of the Meeting.

     Discussion at the Meeting will commence if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty three and one-third percent (33 1/3%) of the voting power in the Company.
If a quorum is not present within an hour of the time designated for the
Meeting, the Meeting will be adjourned until Wednesday, December 12, 2007, at the same time and place. At the adjourned meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

     The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company's offices, which are located at Kibbutz Shamir, Upper Galilee 12135, Israel during normal business hours and by prior coordination with Mr. David Bar-Yosef, Legal Counsel and Corporate
Secretary (tel: +972 (4) 694-7810).

                                           By Order of the Board of Directors,

                                           /s/ David Bar-Yosef, Adv.
                                           Legal Counsel and Corporate Secretary

                                           October 26, 2007

                          SHAMIR OPTICAL INDUSTRY LTD.

                                 KIBBUTZ SHAMIR
                                  UPPER GALILEE
                                  12135 ISRAEL
                          _____________________________

                                 PROXY STATEMENT
                          _____________________________

                     SPECIAL GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON DECEMBER 5, 2007

     This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "SHARES"), of Shamir Optical Industry Ltd. in connection with the special general meeting of shareholders of the Company to be held at the offices of Gross, Kleinhendler, Hodak, Berkman & Co., One Azrieli
Center, 40th floor, Tel Aviv, Israel on Wednesday, December 5, 2007, at 3:00
p.m. Israel time, and thereafter as it may be adjourned from time to time.
Unless the context otherwise requires, references in this Proxy Statement to
"Shamir," the "Company," "we" or "our" refer to Shamir Optical Industry Ltd.

     At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

     1.   To approve a grant of 51,460 options to Mr. Uzi Tzur, chairman of the board of directors of the Company.

SHAREHOLDERS ENTITLED TO VOTE

     Only holders of record of Shares at the close of business on October 26,
2007 (the "Record Date") are entitled to receive notice of, and to vote at, the
Meeting.

     As of the Record Date, the Company had 16,423,740 issued and outstanding
Shares. Each Share is entitled to one vote on each matter to be voted on at the
Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

PROXIES

     Proxies for use at the Meeting are being solicited by the board of directors of the Company (the "BOARD"). A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2)
hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the
Shares covered thereby in accordance with the instructions of the shareholder executing such proxy. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by oral notification to the Chairman of the meeting at the Meeting.

     Shareholders may vote shares directly held in their name in person at the
Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the
Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

     Shareholders wishing to express their position with respect to the proposal described in this Proxy Statement may do so by submitting a written position statement to the Company's offices, c/o Mr. David Bar-Yosef, at Kibbutz Shamir,
Upper Galilee 12315, Israel, no later than November 5, 2007. Any position statement received will be furnished to the Securities and Exchange Commission
(the "COMMISSION") on Form 6-K, and will be made available to the public on the
Commission's website at www.sec.gov and in addition at www.magna.isa.gov.il.

     We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

     These proxy and proxy card shall also serve as a voting deed (ktav hatzba'a) as such term is defined under the Israeli Companies Law - 1999 (the
"COMPANIES LAW").

     We expect to mail the Proxy Statement to shareholders on or about October
31, 2007. Shamir will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

QUORUM

     The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least thirty three and one third percent (33 1/3%) of the voting power in the
Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting shall be adjourned to Wednesday, December 12, 2007, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

REPORTING REQUIREMENTS

     We are subject to the information reporting requirements of the U.S.
Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington,
D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the
Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS
VOTE "FOR" THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

         ITEM I: APPROVAL OF A GRANT OF 51,460 OPTIONS TO MR. UZI TZUR,
               CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY.

     At the Meeting, shareholders will be asked to approve the proposed grant of
51,460 options to purchase ordinary shares of the Company to Mr. Uzi Tzur, chairman of the Board (the "CHAIRMAN") and a member of Kibbutz Shamir, our controlling shareholder. Mr. Tzur has been elected by his fellow Board members to serve as the Chairman on April 30, 2007. Mr. Tzur currently holds 23,540 options to purchase ordinary shares of the Company granted under the Company's
2005 General Share and Incentive Plan (the "PLAN").

     The Board, per the recommendation of the Audit Committee, approved a grant of 51,460 additional options to the Chairman under the Plan (the "OPTIONS"). The
Options shall fully vest as of the date of the Meeting and the exercise price of each Option shall be equal to the closing price of the Company's ordinary share on the Nasdaq Global Market on the date of the Meeting. The Options are granted to Mr. Uzi Tzur in his capacity as Chairman and shall be terminated upon the termination of his chairmanship.

     At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, to approve a grant of 51,460 options to Mr. Uzi Tzur, chairman of the board of directors of the Company."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who do not have a personal interest in the transaction, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

     Under the Companies Law , each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the
Meeting, advise the Company whether or not that shareholder has a personal interest (as defined below) in the approval of Proposal No 1. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of Proposal No.
1. Shareholders who do not indicate whether or not they have a personal interest in the approval of the Proposal will not be eligible to vote their Shares as to
Proposal No. 1.

     Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

     (i)  a personal interest of that person's relative (I.E. spouse, brother or sister, parent, grandparent, child, child of such person's spouse or the spouse of any of the above); or

     (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity's issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

     A personal interest resulting merely from holding the Company's Shares will not be deemed a personal interest.

                                 OTHER BUSINESS

     Management knows of no other business to be acted upon at the Meeting.
However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

                                           By Order of the Board of Directors,

                                           /s/ David Bar-Yosef, Adv.
                                           Legal Counsel and Corporate Secretary

                                           October 26, 2007